August 16, 2017

VIA EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Halcón Resources Corporation
Information Statement on Form PRE 14C
Filed July 26, 2017
File No. 001-35467

Dear Mr. Schwall:

This letter responds to the staff’s comment letter dated August 14, 2017 regarding Halcón Resources Corporation’s (the “Company”) Information Statement on Form PRE 14C (the “Information Statement”) filed with the U.S. Securities and Exchange Commission on July 26, 2017.  For your convenience, your comment has been reproduced below, together with the response of the Company.

General

1.                                      In your response to comment 1, you stated that the individuals or entities became aware of the Williston Divestiture for reasons unrelated to their position as stockholders and unrelated to any solicitation of their written consent, and “volunteered” their approval of the Williston Divestiture with respect to their equity holdings of the Company. However, this statement appears to be inconsistent with your disclosure on page 1 of the information statement that, “In order to eliminate the costs and management time involved in obtaining proxies and in order to effect these actions as early as possible to accomplish the purposes described below, the board of directors elected to seek the written consent of our stockholders in lieu of a special meeting.” Please revise the disclosure to clarify, if true, that none of your communications regarding the Williston Divestiture with the individuals or entities listed on page 9 of the information statement involved a “solicitation” within the meaning of Rule 14a-1(l)(1).

Response:

The Company confirms that its response letter dated August 2, 2017 (the “Prior Response Letter”) is accurate, and acknowledges that the referenced disclosure on page 1 of the Information Statement could be construed as inconsistent with the Prior Response Letter. In light of the staff’s comment, the Company proposes to delete the referenced disclosure on page 1 of the Information Statement, as the Company does not believe such statement is required to be included in the Information Statement pursuant to Schedule 14C (or Schedule 14A, to the extent applicable to Schedule 14C) and does not believe such statement to be materially additive to the other disclosures contained in the Information Statement.

If you have any questions or require additional information, please call the undersigned at (832) 538-0303 or email at mmize@halconresources.com.

Sincerely,

/s/ Mark J. Mize
Mark J. Mize
Executive Vice President,
Chief Financial Officer and Treasurer